1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2021 (Commission File Number: 001-14700)
Taiwan Semiconductor Manufacturing Company Ltd. (Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan, R.O.C. (Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date:	March 10, 2021	By	/s/ Wendell Huang
Wendell Huang
Vice President & Chief Financial Officer

TSMC February 2021 Revenue Report

Hsinchu, Taiwan, R.O.C. –Mar. 10, 2021 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenues for February 2021: On a consolidated basis, revenues for February 2021 were approximately NT$106.53 billion, a decrease of 15.9 percent from January 2021 and an increase of 14.1 percent from February 2020. Revenues for January through February 2021 totaled NT$233.28 billion, an increase of 18.4 percent compared to the same period in 2020.

TSMC February Revenue Report (Consolidated):

(Unit:NT$ million)
Period	February 2021	January 2021	M-o-M Increase (Decrease) %	February 2020	Y-o-Y Increase (Decrease) %	January to February 2021	January to February 2020	Y-o-Y Increase (Decrease) %
Net Revenues	106,534	126,749	(15.9)	93,394	14.1	233,283	197,078	18.4

TSMC Spokesperson:	Media Contacts:
Wendell Huang Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of Public Relations Tel: 886-3-563-6688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Hui-Chung Su Public Relations Tel: 886-3-563-6688 ext. 7125033 Mobile: 886-988-930-039 E-Mail: hcsuq@tsmc.com	Michael Kramer Public Relations Tel: 886-3-563-6688 ext. 7125031 Mobile: 886-988-931-352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) revenue, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of February 2021.

1.	Revenue (in NT$ thousands)
	Period	Items	2021	2020
	Feb.	Net Revenue	106,533,690	93,394,449
	Jan. ~ Feb.	Net Revenue	233,282,842	197,077,584

2.	Funds lent to other parties (in NT$ thousands)
	Lending Company		Limit of lending	Amount Drawn
				Bal. as of period end
	TSMC China*		64,611,307	20,660,160
	TSMC Global**		378,202,282	86,183,100
	* The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.
	** The borrower is TSMC.

3.	Endorsements and guarantees (in NT$ thousands)：
	Guarantor		Limit of guarantee	Amount
				Bal. as of period end
	TSMC*		462,414,314	2,313,413
	TSMC**		462,414,314	83,403,000
	TSMC Japan Ltd.***		184,965,726	346,104

* The guarantee was provided to TSMC North America, a wholly-owned subsidiary of TSMC.

** The guarantee was provided to TSMC Global, a wholly-owned subsidiary of TSMC.

*** The guarantee was provided to TSMC Design Technology Japan, a wholly-owned subsidiary of TSMC.

4. Financial derivative transactions (in NT$ thousands)
(1) Derivatives not under hedge accounting.
‧TSMC
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	153,397,640
	Mark to Market Profit/Loss	920,303
	Unrealized Profit/Loss	(1,111,224)
Expired Contracts	Notional Amount	121,605,602
	Realized Profit/Loss	213,614
Equity price linked product (Y/N)		N

‧TSMC China
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	23,378,241
	Mark to Market Profit/Loss	387
	Unrealized Profit/Loss	(86,548)
Expired Contracts	Notional Amount	43,994,814
	Realized Profit/Loss	435,427
Equity price linked product (Y/N)		N

‧TSMC Nanjing
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	13,739,568
	Mark to Market Profit/Loss	(2,245)
	Unrealized Profit/Loss	(39,603)
Expired Contracts	Notional Amount	21,944,855
	Realized Profit/Loss	203,356
Equity price linked product (Y/N)		N

(2) Derivatives under hedge accounting.
‧TSMC
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	535,480
	Mark to Market Profit/Loss	(39,082)
	Unrealized Profit/Loss	(40,225)
Expired Contracts	Notional Amount	-
	Realized Profit/Loss	(1,187)
Equity price linked product (Y/N)		N

‧TSMC Global
		Future
Margin Payment		(39,477)
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	3,413,963
	Mark to Market Profit/Loss	45,973
	Unrealized Profit/Loss	47,401
Expired Contracts	Notional Amount	5,888,252
	Realized Profit/Loss	82,707
Equity price linked product (Y/N)		N